EXHIBIT 99.1

                     [Letterhead of SBT Bankshares, Inc.]



                              _______________, 1998



Shareholders of SBT Bankshares, Inc.


Dear Shareholder:

      A Special Meeting of the shareholders of SBT Bankshares, Inc. ("the Company") has been called for 9:00 a.m., Colorado time, on ______________, 1998, at the Company's offices at 111 South Tejon Street, Colorado Springs, Colorado. The accompanying proxy statement/prospectus is being furnished to all holders of the Company's Common Stock.

      The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated December 19, 1997 among the Company, State Bank and Trust of Colorado Springs (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a subsidiary of Zions, and Valley National Bank of Cortez, which has since merged into a wholly-owned subsidiary of Val Cor named Bank Colorado, National Association ("Bank Colorado"), which includes an Agreement of Merger between the Company and Val Cor and an Agreement of Consolidation between the Bank and Bank Colorado (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the consolidation of the Bank and Bank Colorado to form a new national banking association.

      Upon consummation of the Plan of Reorganization, each holder of Company Common Stock will receive shares of Zions Common Stock in exchange for each share of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Plan of Reorganization" in the Proxy Statement/Prospectus. Holders of Company Common Stock who do not wish to participate in the Reorganization are entitled to assert dissenters' rights under Colorado law. See "Plan of Reorganization--Rights of Dissenting Shareholders" for further information.

      At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the product of the Consideration Number (as defined) and the Collar Factor (as defined) by the sum of the number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization and the Option Equivalent Number (as defined). The amounts represented by some of these and other defined terms are variable and will not be known with precision until the Effective Date of the Reorganization. As a result, the precise number of shares of Zions Common Stock to be exchanged for each share of Company Common Stock cannot be determined until the Effective Date.

      On April __, 1998, the closing price of Zions Common Stock was $_____ per share. On that date there were 78,592 shares of Company Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of April __, 1998, that the Average Closing Price (as defined) of Zions Common Stock had been $____ per share on that date, that the Consideration Number had been _____________, and that the Collar Factor had been _____________, shareholders of the Company under such circumstances would have received ______ shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $________ per share of Company Common Stock.

Shareholders of SBT Bankshares, Inc.
_________________, 1998
Page 2



      On April __, 1998, options to purchase a total of 16,250 shares of Company Common Stock at an average exercise price of $29.23 per share were outstanding, held by eight persons, each of whom was an executive officer or director of the Company. At the Effective Date of the Reorganization, these Company stock options will automatically be converted into options to purchase shares of Zions Common Stock. Assuming that the Effective Date of the Reorganization had been April __, 1998, that the Average Closing Price of Zions Common Stock had been $[45.00] on that date, that the Consideration Number had been _______, and that the Collar Factor had been ______, these options to purchase Zions Common Stock would have covered a total of ________________ shares of Zions Common Stock at an average exercise price of $__________. Based on these assumptions, these options had on that date an aggregate value (the difference between the market price of Zions Common Stock on that date and the exercise price) of $[4,328,753] to the option holders. Counsel for Zions has questioned whether these options were granted in violation of the preemptive rights provisions of the Company's Articles of Incorporation. On advice of counsel, the Board of Directors of the Company is of the opinion that these options were legitimately granted. A condition to closing the Holding Company Merger imposed by Zions is that all shareholders of the Company must waive any preemptive rights they might have to be offered, subscribe to, or acquire shares, options, and other interests and rights of or in the Company. By waiving their preemptive rights, Company shareholders who were not granted Company stock options will, in addition to waiving their rights to have been offered Company stock options at the time such options were granted to the executive officers and directors of the Company and to acquire shares of Company Common Stock at the time of exercise of any stock options, give up financial benefits they might otherwise have in the options. Their waiver of such rights will, however, satisfy a condition to closing without which Zions in its discretion may decline to proceed with the Reorganization. See "Plan of Reorganization--Waiver of Preemptive Rights." A form of Waiver accompanies this letter and should be executed and returned in the enclosed, self-addressed envelope as soon as possible.

      The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Bank Colorado as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

      The affirmative vote of eighty percent (80%) of the issued and outstanding shares of the Company's Common Stock is required for approval of the Plan of Reorganization. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

      Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

      Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have [not yet] been received, and to certain other conditions, including the maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the second quarter of 1998.

      The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

      Instructions describing the procedure to be followed to receive shares of Zions Common Stock are not included with the accompanying Proxy
Statement/Prospectus. If the Plan of Reorganization is approved by the

Shareholders of SBT Bankshares, Inc.
_________________, 1998
Page 3



shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your SBT Bankshares, Inc. stock certificate for the Reorganization consideration.

      Please do not send your certificates to the Company prior to receiving these instructions.

                                             Sincerely,



                                             ------------------------
                                             John G. Jackson
                                             President